Exhibit 5.1

135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

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September 6, 2005

Symmetricom, Inc.

2300 Orchard Parkway

San Jose, CA 95131

Re:	Registration Statement on Form S-3
$120,000,000 Aggregate Principal Amount of 3¼% Contingent Convertible Subordinated Notes due 2025 and 9,607,692 shares of Common Stock, par value $0.0001 per share

Ladies & Gentlemen:

In connection with the registration by Symmetricom, Inc., a Delaware corporation (the “Company”), under the Securities Act of 1933, as amended, on Form S-3 filed with the Securities and Exchange Commission on September 6, 2005 (the “Registration Statement”) of $120,000,000 aggregate principal amount of the Company’s 3¼% Contingent Convertible Subordinated Notes Due 2025 (the “Notes”) issued under an Indenture, dated as of June 8, 2005 (the “Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), and 9,607,692 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issuable upon conversion of the Notes in accordance with the terms of the Indenture, you have requested our opinion with respect to the matters set forth below.

In our capacity as your special counsel in connection with such registration, we are familiar with the proceedings taken and proposed to be taken by the Company in connection with the authorization of the Indenture, the Notes and the Shares and the issuance and sale of the Notes and the Shares.  For the purposes of this opinion, we have assumed that the proposed proceedings will be timely completed in the manner presently proposed and that the terms of each issuance will otherwise be in compliance with law.  In addition, we have examined such matters of fact and questions of law as we have considered appropriate for purposes of this letter.

We are opining herein as to the effect on the subject transaction only of the General Corporation Law of the State of Delaware and, with respect to the opinions set forth in paragraphs 1 and 2 below, the internal laws of the State of New York, and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction or, in the case of Delaware, any other laws, or any matters of municipal law or the laws of any local agencies within any state.

Subject to the foregoing and the other matter set forth herein, it is our opinion that as of the date hereof:

1.                                       The Indenture has been duly authorized by all necessary corporate action of the Company, and the Indenture has been duly executed and delivered by the Company and is the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.                                       The Notes have been duly authorized by all necessary corporate action of the Company, and the Notes have been duly executed and delivered by the Company and are legally valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

3.                                       The Shares initially issuable upon conversion of the Notes have been duly authorized and reserved for issuance upon conversion of the Notes by all necessary corporate action of the Company, and the Shares issuable upon conversion of the Notes in accordance with the terms of the Notes and the Indenture would, if issued on the date hereof, be validly issued, fully paid and nonassessable and free of preemptive rights arising under the Company’s certificate of incorporation or bylaws or the Delaware General Corporation Law.

The opinions rendered in paragraphs 1 and 2 above relating to the enforceability of the Indenture and the Notes, respectively, are subject to the following exceptions, limitations and qualifications: (i) the effect of bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether enforcement is considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which any proceeding therefor may be brought; (iii) the unenforceability under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy; and (iv)  we express no opinion concerning the enforceability of (a) the waiver of rights or defenses contained in Section 6.12 of the Indenture; (b) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy or (c) provisions for make-whole premiums or other economic remedies.

We have not been requested to express and, with your consent, do not render any opinion as to the applicability to the obligations of the Company under the Indenture and the Notes of Section 548 of the United States Bankruptcy Code or applicable state law (including, without limitation, Article 10 of the New York Debtor and Creditor Law) relating to fraudulent transfers and obligations.

With your consent, we have assumed for purposes of this opinion that (i) the Indenture has been duly authorized, executed and delivered by, and constitutes the legally valid and binding obligation of, the Trustee, enforceable against the Trustee in accordance with its terms, and (ii) that the status of the Indenture and the Notes as legally valid and binding obligations of the Company is not affected by any (a) breaches of, or defaults under, agreements or instruments, (b) violations of statutes, rules, regulations or court or governmental orders, or (c) failures to obtain required consents, approvals or authorizations from, or make required registrations, declarations or filings with governmental authorities.

We consent to your filing this opinion as an exhibit to the Registration Statement and to the reference to our firm contained under the heading “Legal Matters.”

Very truly yours,

/s/ Latham & Watkins LLP